UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CURAEGIS TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23127Q102

(CUSIP Number)

Matthew Ray

c/o Fishers Asset Management

1 Fishers Road

Pittsford, New York 14534

Telephone (585) 340-1200

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons B. Thomas Golisano
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 46,356,750
	8	Shared Voting Power 0
	9	Sole Dispositive Power 46,356,750
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 46,356,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.83%
14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D being filed by B. Thomas Golisano amends Items 4, 5(a) and 5(b) and 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 23, 2011, and further amended on Schedule 13D/A, filed with the Securities and Exchange Commission on April 3, 2014, which relates to the Common Stock, $.01 par value (“Common Stock”) of CurAegis Technologies, Inc. (the “Company”). The principal offices of the Company are located at 1999 Mt. Read Blvd., Building 3, Rochester, NY 14615.

Item 4.     Purpose of the Transaction

Item 4 is hereby amended to add the following paragraph:

On November 7, 2016, the Mr. Golisano acquired a convertible promissory note (the “Note”) in the original principal amount of $1,170,000 and a Common Stock purchase warrant (the “Warrant”) to purchase 468,000 shares of Common Stock under a Securities Purchase Agreement with the Company and the purchasers listed therein, dated as of August 25, 2016, as amended November 7, 2016 to add Mr. Golisano as a purchaser. The Note is convertible into 4,680,000 shares of Common Stock. The securities reported on herein are held for the purpose of investment.

Item 5.    Interest in Securities of the Issuer.

Item 5(a) and (b) are amended and restated in their entirety as follows:

(a)-(b)     The following disclosure assumes there is a total of 46,676,765 shares of Common Stock outstanding as of November 7, 2016.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person are 46,356,750 shares. The 46,356,750 shares beneficially owned by Mr. Golisano represent 49.83% of the total shares of Common Stock outstanding as of November 7, 2016. In addition to the Common Stock underlying the Note and Warrant, this also includes (i) 15,212,500 shares of Common Stock issuable upon the conversion of Series C Preferred Stock, par value $.01, (ii) 24,475,000 shares of Common Stock issuable upon the conversion of Series C-2 Preferred Stock, par value $.01, and (iii) 1,521,250 shares of Common Stock issuable upon the exercise of warrants previously acquired. Mr. Golisano has sole voting and dispositive power as to all of such shares.

Item 7.     Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

2.

Securities Purchase Agreement, dated as of August 25, 2016, by and between CurAegis Technologies, Inc. and the purchasers listed therein, as amended November 7, 2016 to add B. Thomas Golisano as a purchaser (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated September 1, 2016).

3.

Convertible Promissory Note, dated November 7, 2016, by and between CurAegis Technologies, Inc. and B. Thomas Golisano (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K dated September 1, 2016).

4.

Common Stock Purchase Warrant, dated November 7, 2016, by and between CurAegis Technologies, Inc. and B. Thomas Golisano (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K dated September 1, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2016	By:/s/ B. Thomas Golisano
B. Thomas Golisano